EXHIBIT 3.4

                             KINGDOM VENTURES, INC.

                            CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION

                            (Pursuant to NRS 78.385)

     1.  The  name  of  the  corporation  is  Kingdom  Ventures,  Inc.

     2. The following amendment to the Restated Articles of Incorporation of Kingdom Ventures, Inc. was adopted by the written consent of a majority of the 10,714,490 shares of common stock, $.001 par value, entitled to vote thereon:

     ARTICLE FOUR: The total number of shares of capital stock that the Corporation shall have authority to issue is one hundred ten million (110,000,000), of which one hundred million (100,000,000) shares shll be Common Stock with a par value of $.001, and ten million (10,000,000) shall be Preferred Stock with a par value of $.001.

     The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article Four, to provide by resolution or resolutions for the issuance of the shares of Common Stock or Preferred Stock in one or more series, and by filing a certificate pursuant to the applicable laws of Nevada to establish from time to time the number of shares included in any such series, and to fix the designations, powers, preferences and rights of the shares of any such series and the qualifications, limitations or restrictions thereof.

IN  WITNESS  WHEREOF,  I  do  hereby  execute  these  Articles  of Amendment on:


                                                   -----------------------------
                                                   Gene  Jackson,  President


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